EXHIBIT 4.20

COMMERCIAL IN CONFIDENCE

1 July 2022

Liz Doolin

50 Devereux Road

HAZELWOOD PARK SA 5066

Dear Liz

After completing several reviews at the end of the financial year, including your salary, I am pleased to advise that your Total Remuneration Package will increase, effective from 1 July 2022 from $230,000.00 per annum to $243,000.00 per annum. Out of this package, superannuation payments will be made by Bionomics to cover its obligations under the Superannuation Guarantee (Administration) Act 1992.

The Nomination & Remuneration Committee has also recognised your commitment over the last year and I am pleased to advise that a bonus of $34,500 will be paid to you. The bonus amount will appear in your July pay and will be taxed accordingly.

Further to this, the Board has also approved the issue of 2,000,000 bonus options to you in recognition of the company's achievements, and your personal goals in the 2021/2022 financial year. The offer letter for the options will be forwarded to you separately.

Thank you for your loyalty, support and continued contribution to Bionomics.

Yours sincerely

/s/ Adrian Hinton

Adrian Hinton

Acting Chief Financial Officer

Bionomics Limited ABN 53 075 582 74031
Dalgleish Street Thebarton SA Australia 5031 Phone 61 8 8354 6100 Fax 61 8 8354 6199 Email info@bionomics.com.au website www.bionomics.com.au

Exh. 4.20-1